02041472

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

RECD S.E.C.
JUN 13 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for June 13, 2002	333-37539
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JUN 24 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on June 13, 2002.

CWABS, INC.

By: [signature]
Celia Coulter
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Countrywide Securities Corporation	5

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2002-S2

ABS New Transaction

Computational Materials (Revised)

$430,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET BACKED CERTIFICATES, SERIES 2002-S2

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteris tics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities. account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet (Revised) *Date Revised: June 12, 2002*

$430,000,000 (APPROXIMATE)

CWABS ASSET-BACKED CERTIFICATES, SERIES 2002-S2

Class	Principal Amount (1)	WAL (Years) Call/Mat (2)(3)	Payment Window (Mos) Call/Mat (3)	Expected Ratings (S&P/Moody's)	Last Scheduled Distribution Date	Certificate Type
1-A-1	195,100,000	1.00 / 1.00	1-27 / 1-27	AAA/Aaa	January 2017	Floating Rate Senior
2-A-1	50,000,000	1.00 / 1.00	1-27 / 1-27	AAA/Aaa	January 2017	Fixed Rate Senior
A-2	70,950,000	3.00 / 3.00	27-50 / 27-50	AAA/Aaa	January 2017	Fixed Rate Senior
A-3	30,745,000	5.00 / 5.03	50-73 / 50-80	AAA/Aaa	January 2017	Fixed Rate Senior
A-4	11,180,000	6.08 / 10.79	73-73 / 80-356	AAA/Aaa	February 2032	Fixed Rate Senior
A-5	43,000,000	5.45 / 6.28	39-73 / 39-175	AAA/Aaa	January 2017	NAS
A-IO	430,000,000(4)	N/A	1-73 / 1-356	AAA/Aaa	February 2032	Interest Only Senior
M-1	25,800,000	4.24 / 4.72	37-73 / 37-356	AA/Aa2	February 2032	Fixed Rate Subordinate
M-2	3,225,000	4.21 / 4.69	37-73 / 37-356	A/A2	February 2032	Fixed Rate Subordinate
Total(5):	$430,000,000					

(1) The principal balance of each Class of Certificates is subject to a +/- 10% variance.
(2) The Certificates are priced to call. The fixed rate coupons on the Class A-3, Class A-4 and Class A-5 Certificates each increase by 0.50% after the Clean-up Call date.
(3) Calculated based on an assumed CPR equal to 30%. Actual rates may vary.
(4) Notional balance.
(5) Excludes the Class A-IO notional balance.

Transaction Participants

Trust:	Asset-Backed Certificates, Series 2002-S2.
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Credit Industries Inc.).
Seller:	Countrywide Home Loans, Inc. (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Banc of America LLC (Co-Manager), and Deutsche Bank Securities Inc. (Co-Manager).
Pool Policy Provider:	Old Republic Insurance Company (***"RMIC"***).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.

Relevant Dates

Expected Pricing Date:	June [13], 2002.
Expected Closing Date:	June [28], 2002.
Expected Settlement Date:	June [28], 2002.
Sample Pool Calculation Date:	June 1, 2002.
Cut-off Date:	With respect to each Mortgage Loan, the later of June 1, 2002, or the origination date of such Mortgage Loan.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates (other than the Class 1-A-1 Certificates) will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis). The Interest Accrual Period for each Distribution Date with respect to the Class 1-A-1 Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
Distribution Dates:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2002.

The Collateral

Mortgage Loans:	As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $231,176,084, all of which were fixed rate, closed-end, second lien Mortgage Loans (the "***Mortgage Loans***"). It is expected that (a) additional Mortgage Loans will be delivered to the Trust on the Closing Date and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans will be approximately $430,000,000. See the attached collateral descriptions for additional information.

The Certificates

Description of Certificates:	The Trust will issue the Class 1-A-1, Class 2-A-1, Class A-2, Class A-3, Class A-4, Class A-5 (together, the "***Class A Certificates***"), Class A-IO, Class M-1 and Class M-2 Certificates (collectively, the "***Certificates***"). The Class A and Class A-IO Certificates may sometimes be referred to herein as the "***Senior Certificates.***" The Class M-1 and Class M-2 Certificates may sometimes be referred to herein as the "***Subordinate Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class A-IO and Class A-R Certificates.

Federal Tax Status:	It is anticipated that the Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg or Euroclear.
ERISA Eligibility:	The Certificates are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Certificates.
SMMEA Treatment:	The Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.
Pass-Through Rate:	The "***Pass-Through Rate***" on each Class of Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) the fixed rate for such Class, subject to a step up in coupon to the extent provided below (or, in the case of the Class 1-A-1 Certificates, one-month LIBOR plus the margin for such Class) and (b) the Net Rate Cap. The Pass-Through Rate on the Class A-IO Certificates will be equal to the excess of (a) the weighted average Net Mortgage Rates of the Mortgage Loans over (b) the weighted average of the Pass-Through Rates of the Certificates (other than the Class A-IO Certificates).
Net Rate Cap:	The "***Net Rate Cap***" is equal to the weighted average Net Mortgage Rate of the Mortgage Loans.
Net Mortgage Rate:	The "***Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the such Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate, and (c) the RMIC Policy premium rate.
Basis Risk Carryforward:	On any Payment Date on which the amount of interest received by any Class of Certificates (other than the Class A-IO Certificates) is determined in accordance with clause (b) of the definition of Pass-Through Rate, the excess of: (a) the amount of interest that would have accrued on the Certificates had the rate not been so limited, over (b) the amount of interest accrued on the Certificates during such period at the Net Rate Cap, and the aggregate of any such shortfalls from previous Distribution Dates, together with accrued interest thereon, will be paid on subsequent Distribution Dates to the extent of funds otherwise payable as interest on the Class A-IO Certificates on such Distribution Date.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance as of the Cut-off Date of the Mortgage Loans included in the pool on the Closing Date.
Step-up Coupon (after Optional Termination):	After the earliest date on which the Clean-up Call may be exercised (the "Clean-up Call Date"), the fixed Pass-Through Rates on the Class A-3, Class A-4 and Class A-5 Certificates will each increase by 0.50%.

Advances: The Master Servicer will make cash advances with respect to delinquent payments of principal and interest on the Mortgage Loans to the extent that the Master Servicer reasonably believes that such cash advances will be recoverable from future payments on the related Mortgage Loans.

Priority of Distributions: Available funds from the Mortgage Loans will be distributed as follows:

1. Interest Funds. Interest funds will be distributed as follows: monthly interest, to the Senior Certificates, *pro rata* based on their respective interest distribution amounts; then, monthly interest sequentially to the Class M-1 Certificates and the Class M-2 Certificates, in that order.
2. Principal Funds. Principal funds will be distributed as follows: monthly principal to the Class A Certificates as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," and, finally, monthly principal to the Class M-2 Certificates as described under "Principal Paydown."

Principal Paydown: Prior to the Stepdown Date, or if a Trigger Event has occurred (or is continuing) on such Distribution Date, 100% of principal will be paid to the Class A Certificates (as described under "Class A Principal Distribution" below), provided, however if the Class A Certificates have been retired, principal will be applied sequentially first to the Class M-1 Certificates and then to the Class M-2 Certificates. As used herein, ***"Stepdown Date"*** shall refer to the later of (a) the Distribution Date occurring in July 2005 or (b) the first date on which the Subordination provided by the Subordinate Certificates has doubled.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event has not occurred (or is not continuing) on such Distribution Date, all Certificates (other than the Class A-IO Certificates) will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates (as described under "Class A Principal Distribution" below) such that the Class A Certificates will have 13.50% Subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have 1.50% Subordination and last any remaining principal to the Class M-2 Certificates.

Class A Principal Distribution: Unless the Subordination provided by the Class M-1 and Class M-2 Certificates has been reduced to zero, principal will be distributed to the Class A Certificates in the following order of priority:

1. To the Class A-5 Certificates, their pro-rata share of the principal collections allocable to the Class A Certificates for that period multiplied by the Lockout Percentage described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Pro-rata to the Class 1-A-1 and Class 2A-1 Certificates until their respective principal balances are reduced to zero.
3. Sequentially to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates until their respective principal balances are reduced to zero.

If the balance of the Class A Certificates is in excess of the stated principal balances of the Mortgage Loans, principal will be distributed pro rata among the Class A Certificates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Certificates, as the case may be:

Class	S&P/ Moodys	Credit Enhancement (at Issuance)
Class A	AAA/Aaa	21.35%
Class M-1	AA/Aa2	15.35%
Class M-2	A/A2	14.60%

1. Pool Policy. A private insurance policy insuring the Certificates against losses of up to approximately $53,728,500 (i.e., 12.495% of the aggregate original Certificate balance of the Certificates, or 12.750% coverage relating to approximately 98% of the Mortgage Loans), subject to certain carveouts, will be issued by Old Republic Insurance Company for the benefit of the Certificates (the ***"RMIC Policy"***). The RMIC Policy will be available with respect to the Certificates to make payments to the extent of any losses net of coverage exclusions (***"Excluded Amounts"***), up to the amount remaining under the RMIC Policy. The amount of coverage under the RMIC Policy will be decreased (and will not be replenished) on each Distribution Date to the extent of any payments made by RMIC under the RMIC Policy.

2. Reimbursement of Certain Losses by the Seller. A contractual obligation in the amount of approximately $9,030,000 (i.e., 2.10% of the aggregate original Certificate balance of the Certificates) will be made by Countrywide for the benefit of the Certificates (the ***"Countrywide Contractual Obligation"***). The Countrywide Contractual Obligation will be available with respect to the Certificates to make payments in respect of Excluded Amounts (including losses in excess of the coverage amount), up to the amount remaining under the Countrywide Contractual Obligation. The amount of the Countrywide Contractual Obligation will be decreased (and will not be replenished) on each Distribution Date to the extent of any payments made by Countrywide under the Countrywide Contractual Obligation.

3. Subordination. The Class M-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Class M-1 Certificates. The Class M-1 Certificates will be subordinate to, and provide additional credit support for, the Senior Certificates.

Realized Losses:	If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto and allocated to principal may be less than the principal balance of such Mortgage Loan. In such a case, the amount of such insufficiency will be a ***"Realized Loss."*** Realized Losses will, in effect, be absorbed first by the Pool Policy (or, if the Realized Loss is an Excluded Amount, by the Countrywide Contractual Obligation), then by the Countrywide Contractual Obligation. Following the reduction of any amount available under the Countrywide Contractual Obligation and the Pool policy to zero, all allocable Realized Losses will be applied first to the Class M-2 Certificates and then to the Class M-1 Certificates. Any Realized Losses allocated to the foregoing Subordinate Certificates will not bear interest and will not be reimbursed.

[Yield and Discount Margin Sensitivity Tables and Collateral Tables to follow]

Yield and Discount Margin Sensitivity Tables

Class 1-A-1 (Call/Maturity)

Initial Coupon: [1.970]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
DM @ 100-00 (bps) (Actual /360)	13.000	13.000	13.000	13.000	13.000	13.000	13.000
WAL (yr)	10.12	1.54	1.22	1.00	0.84	0.72	0.62
MDUR (yr)	9.05	1.52	1.20	0.99	0.84	0.72	0.62
First Prin Pay	7/02	7/02	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	1/17	2/06	3/05	9/04	5/04	2/04	11/03

Class 2-A-1 (Call/Maturity)

Coupon: [3.220]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	3.216	3.096	3.059	3.020	2.979	2.935	2.889
WAL (yr)	10.12	1.54	1.22	1.00	0.84	0.72	0.62
MDUR (yr)	8.28	1.47	1.17	0.97	0.82	0.70	0.61
First Prin Pay	7/02	7/02	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	1/17	2/06	3/05	9/04	5/04	2/04	11/03

Class A-2 (Call/Maturity)

Coupon: [4.741]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	4.758	4.716	4.696	4.673	4.646	4.623	4.597
WAL (yr)	14.58	5.07	3.84	3.00	2.40	2.04	1.76
MDUR (yr)	10.31	4.39	3.43	2.73	2.22	1.91	1.65
First Prin Pay	1/17	2/06	3/05	9/04	5/04	2/04	11/03
Last Prin Pay	1/17	2/10	9/07	8/06	6/05	1/05	8/04

Class A-3 (to call)

Coupon: [5.474]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.500	5.484	5.469	5.452	5.430	5.397	5.372
WAL (yr)	14.58	8.90	6.52	5.00	3.89	2.89	2.42
MDUR (yr)	9.81	6.87	5.34	4.26	3.41	2.60	2.22
First Prin Pay	1/17	2/10	9/07	8/06	6/05	1/05	8/04
Last Prin Pay	1/17	7/11	10/09	7/08	3/07	3/06	2/05

Class A-3 (to maturity)

Coupon: [5.474]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.500	5.539	5.516	5.454	5.430	5.397	5.372
WAL (yr)	14.58	10.23	7.29	5.03	3.89	2.89	2.42
MDUR (yr)	9.81	7.61	5.82	4.28	3.41	2.60	2.22
First Prin Pay	1/17	2/10	9/07	8/06	6/05	1/05	8/04
Last Prin Pay	1/17	9/15	4/13	2/09	3/07	3/06	2/05

Class A-4 (to call)

Coupon: [5.879]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.911	5.895	5.884	5.873	5.859	5.841	5.796
WAL (yr)	14.58	9.08	7.33	6.08	5.02	4.07	2.81
MDUR (yr)	9.55	6.85	5.80	4.98	4.23	3.53	2.52
First Prin Pay	1/17	7/11	10/09	7/08	3/07	3/06	2/05
Last Prin Pay	1/17	7/11	10/09	7/08	7/07	10/06	5/05

Class A-4 (to maturity)

Coupon: [5.879]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.926	6.050	6.080	6.081	5.971	5.843	5.796
WAL (yr)	15.38	14.34	12.91	10.79	6.63	4.09	2.81
MDUR (yr)	9.82	9.43	8.77	7.69	5.21	3.54	2.52
First Prin Pay	1/17	9/15	4/13	2/09	3/07	3/06	2/05
Last Prin Pay	2/32	2/32	2/32	9/31	1/30	1/07	5/05

Class A-5 (to call)

Coupon: [5.560]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.577	5.556	5.551	5.544	5.535	5.525	5.510
WAL (yr)	10.72	6.63	6.11	5.45	4.81	4.25	3.66
MDUR (yr)	7.76	5.36	5.02	4.57	4.11	3.69	3.23
First Prin Pay	7/05	7/05	8/05	9/05	11/05	12/05	5/05
Last Prin Pay	1/17	7/11	10/09	7/08	7/07	10/06	3/06

Class A-5 (to maturity)

Coupon: [5.560]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.577	5.562	5.575	5.607	5.649	5.666	5.659
WAL (yr)	10.72	6.74	6.45	6.28	6.24	5.85	5.04
MDUR (yr)	7.76	5.42	5.23	5.12	5.08	4.81	4.23
First Prin Pay	7/05	7/05	8/05	9/05	11/05	12/05	5/05
Last Prin Pay	1/17	1/17	1/17	1/17	1/17	3/27	3/24

Class M-1 (to call)

Coupon: [5.816]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.847	5.808	5.793	5.781	5.771	5.764	5.760
WAL (yr)	14.58	6.01	4.91	4.24	3.81	3.56	3.45
MDUR (yr)	9.59	4.86	4.11	3.63	3.32	3.13	3.05
First Prin Pay	1/17	7/05	7/05	7/05	7/05	7/05	7/05
Last Prin Pay	1/17	7/11	10/09	7/08	7/07	10/06	3/06

Class M-1 (to maturity)

Coupon: [5.816]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.847	5.812	5.800	5.789	5.780	5.773	5.769
WAL (yr)	14.62	6.58	5.46	4.72	4.24	3.93	3.77
MDUR (yr)	9.60	5.15	4.42	3.92	3.59	3.39	3.28
First Prin Pay	1/17	7/05	7/05	7/05	7/05	7/05	7/05
Last Prin Pay	2/32	2/32	9/31	2/30	3/27	2/24	7/21

Class M-2 (to call)

Coupon: [6.256]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	6.294	6.251	6.236	6.222	6.210	6.200	6.193
WAL (yr)	14.58	6.01	4.91	4.21	3.74	3.44	3.24
MDUR (yr)	9.31	4.78	4.05	3.56	3.23	3.00	2.85
First Prin Pay	1/17	7/05	7/05	7/05	7/05	7/05	7/05
Last Prin Pay	1/17	7/11	10/09	7/08	7/07	10/06	3/06

Class M-2 (to maturity)

Coupon: [6.256]%

CPR	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	6.294	6.256	6.243	6.230	6.219	6.210	6.203
WAL (yr)	14.62	6.58	5.45	4.69	4.17	3.81	3.56
MDUR (yr)	9.33	5.06	4.35	3.85	3.50	3.25	3.08
First Prin Pay	1/17	7/05	7/05	7/05	7/05	7/05	7/05
Last Prin Pay	2/32	8/31	11/29	9/26	4/23	2/21	2/19

[Collateral Tables to follow]

Fixed Rate Mortgage Loans (Statistical Pool)

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)			Range
Total Number of Loans		6,444	
Total Outstanding Balance		$231,176,084	
Average Loan Balance		$35,875	
WA Mortgage Rate		9.01	6.00 to 14.50
WA Original Term (months)		179	120 to 360
WA Remaining Term (months)		176	1 to 358
WA CLTV		88.82%	
WA FICO		717	
	1st Liens	0.00%	
Secured by (% of pool)	2nd Liens	100.00%	
Prepayment Penalty at Loan Orig (% of all loans)		6.57%	

Top 5 States		Top 5 Prop		Doc Types		Occ Codes	
CA	32.49%	SFD	65.76%	ALT DOC	46.57%	OWNER OCC	98.79%
TX	11.52%	PUD	26.65%	FULL DOC	45.08%	NON-OWNER OC	1.21%
VA	6.67%	CONDO	6.48%	REDUCED	4.45%		
GA	5.48%	2-4 FAM	1.06%	STATED	3.89%		
MD	4.04%	MANUF	0.05%				

Fixed Rate Mortgage Loans (Statistical Pool)

Loan Programs

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10Yr Fixed	175	$4,801,400	2.08
15Yr Fixed	2611	$84,664,202	36.62
20Yr Fixed	26	$1,271,557	0.55
30Yr Fixed	12	$470,309	0.20
30/15 Fixed Balloon	3620	$139,968,615	60.55
	6444	**$231,176,084**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 25,000	2418	$43,747,492	18.92
$ 25,000.01 to $ 50,000	2915	$103,520,548	44.78
$ 50,000.01 to $ 75,000	734	$44,448,835	19.23
$ 75,000.01 to $ 100,000	280	$24,456,430	10.58
$ 100,000.01 to $ 150,000	70	$8,865,927	3.84
$ 150,000.01 to $ 200,000	14	$2,505,257	1.08
$ 200,000.01 to $ 250,000	6	$1,344,200	0.58
$ 250,000.01 to $ 300,000	5	$1,467,779	0.63
$ 300,000.01 to $ 350,000	1	$325,802	0.14
$ 450,000.01 to $ 500,000	1	$493,814	0.21
	6444	**$231,176,084**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6.000 - 6.499	14	$722,273	0.31
6.500 - 6.999	34	$2,850,243	1.23
7.000 - 7.499	139	$6,511,425	2.82
7.500 - 7.999	538	$19,425,340	8.40
8.000 - 8.499	927	$32,389,127	14.01
8.500 - 8.999	1675	$59,857,069	25.89
9.000 - 9.499	1212	$41,216,497	17.83
9.500 - 9.999	936	$32,623,093	14.11
10.000 - 10.499	428	$15,555,255	6.73
10.500 - 10.999	309	$11,340,349	4.91
11.000 - 11.499	142	$5,057,650	2.19
11.500 - 11.999	51	$2,324,770	1.01
12.000 - 12.499	19	$646,333	0.28
12.500 - 12.999	14	$437,953	0.19
13.000 - 13.499	4	$78,920	0.03
13.500 - 13.999	1	$74,928	0.03
>= 14.500	1	$64,859	0.03
	6444	**$231,176,084**	**100.00**

Fixed Rate Mortgage Loans (Statistical Pool)

Months Remaining to Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	240	$6,475,062	2.80
121 - 180	6166	$222,959,155	96.45
181 - 240	26	$1,271,557	0.55
301 - 360	12	$470,309	0.20
	6444	**$231,176,084**	**100.00**

Combined Loan-to-Value Ratios

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	107	$5,803,315	2.51
50.01 - 55.00	27	$1,291,681	0.56
55.01 - 60.00	38	$1,809,466	0.78
60.01 - 65.00	66	$3,014,054	1.30
65.01 - 70.00	87	$4,251,942	1.84
70.01 - 75.00	120	$6,057,813	2.62
75.01 - 80.00	261	$14,011,620	6.06
80.01 - 85.00	301	$9,335,235	4.04
85.01 - 90.00	2161	$65,288,459	28.24
90.01 - 95.00	2078	$74,568,328	32.26
95.01 - 100.00	1198	$45,744,170	19.79
	6444	**$231,176,084**	**100.00**

Geographic Distribution

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	87	$2,433,361	1.05
AK	9	$389,548	0.17
AZ	166	$5,439,777	2.35
CA	1726	$75,104,045	32.49
CO	222	$8,948,974	3.87
CT	41	$1,711,928	0.74
DE	11	$391,101	0.17
DC	13	$625,687	0.27
FL	190	$5,466,606	2.36
GA	368	$12,659,768	5.48
HI	50	$2,493,439	1.08
ID	52	$1,150,719	0.50
IL	169	$5,719,464	2.47
IN	43	$1,178,300	0.51
IA	8	$290,883	0.13
KS	3	$108,637	0.05
KY	17	$474,394	0.21
LA	23	$583,385	0.25
ME	5	$172,632	0.07
MD	234	$9,335,492	4.04

Fixed Rate Mortgage Loans (Statistical Pool)

Geographic Distribution

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
MA	108	$4,715,892	2.04
MI	190	$6,467,076	2.80
MN	26	$913,047	0.39
MS	9	$187,483	0.08
MO	59	$1,549,089	0.67
MT	22	$506,444	0.22
NE	23	$540,448	0.23
NV	87	$2,954,294	1.28
NH	15	$517,727	0.22
NJ	88	$3,419,865	1.48
NM	39	$994,568	0.43
NY	111	$4,445,178	1.92
NC	69	$1,827,962	0.79
ND	2	$35,166	0.02
OH	62	$1,806,689	0.78
OK	48	$1,118,954	0.48
OR	164	$4,796,828	2.07
PA	130	$3,596,421	1.56
RI	10	$293,170	0.13
SC	7	$205,018	0.09
SD	1	$31,070	0.01
TN	47	$1,344,055	0.58
TX	957	$26,627,946	11.52
UT	115	$3,499,395	1.51
VT	4	$97,228	0.04
VA	363	$15,419,673	6.67
WA	203	$6,922,687	2.99
WV	11	$273,846	0.12
WI	26	$798,107	0.35
WY	11	$592,619	0.26
	6444	**$231,176,084**	**100.00**

FICO Ranges

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Greater than 620	6432	$230,901,093	99.88
601 - 620	12	$274,990	0.12
	6444	**$231,176,084**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFD	4226	$152,025,359	65.76
PUD	1671	$61,608,625	26.65
CONDO	491	$14,981,771	6.48

Fixed Rate Mortgage Loans (Statistical Pool)

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2-4 FAM	49	$2,448,654	1.06
MANUF	7	$111,674	0.05
	6444	**$231,176,084**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OWNER OCC	6376	$228,371,688	98.79
NON-OWNER OCC	68	$2,804,396	1.21
	6444	**$231,176,084**	**100.00**

Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
ALT DOC	3102	$107,667,029	46.57
FULL DOC	2725	$104,221,881	45.08
REDUCED	212	$10,283,896	4.45
STATED	405	$9,003,278	3.89
	6444	**$231,176,084**	**100.00**

Delinquency Status

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Current	6444	$231,176,084	100.00
	6444	**$231,176,084**	**100.00**

Origination Year

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1995	1	$23,757	0.01
1996	13	$289,345	0.13
2000	9	$413,531	0.18
2001	517	$19,469,526	8.42
2002	5904	$210,979,924	91.26
	6444	**$231,176,084**	**100.00**